AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

February 8, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Request for Selective Review and Template Filing Relief
Pacific Funds Series Trust – Pacific Funds Short Duration Income
(File Nos. 333-61366, 811-10385)

Dear Sir or Madam:

On behalf of Pacific Funds Series Trust (the “Trust” or “Registrant”), attached for electronic filing is Post-Effective Amendment (“PEA”) No. 131 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 135 to the Registration Statement under the Investment Company Act of 1940, as amended, which is filed pursuant to Rule 485(a) under the Securities Act.

The Amendment relates to Pacific Funds Short Duration Income (the “Fund”), an existing series of the Trust, and is being filed primarily for the purpose of registering a new share class, Class T, of the Fund. The Amendment also discloses variations in sales load waivers and discounts that would apply to investors that purchase shares through Merrill Lynch (the “Intermediary”). The Amendment is intended to be used as the prototype amendment for other series of the Trust pursuant to Rule 485(b)(1)(vii) under the Securities Act, and does not raise novel or complex issues of law or policy.

Pursuant to SEC Release No. 33-6510/IC-13768 (February 15, 1984), the Administrator on behalf of the Trust respectfully requests selective review of the Amendment limited to the template disclosure relating to the new class (Class T) of the Fund, and also the template disclosure in an appendix to the prospectus (and certain other related disclosure) regarding variations in sales load waivers and discounts that would apply to investors that purchase certain classes of shares through the Intermediary and the change listed below, along with the change listed below that is specific to the Fund. Selective review would serve to expedite the review process for the Registrant as well as use the Staff’s time more effectively.

Pacific Fund Series Trust – Request for Selective Review

February 8, 2017

Consistent with IM Guidance Update 2016-06, the Registrant states the following:

•	The disclosure set forth in this filing is substantially similar to the disclosure contained in the registration statement previously reviewed by the Commission staff in PEA No. 126 (as filed on May 6, 2016), other than the template changes noted above as well as the following change specific to the Fund:

¡	Added investments to the principal investment strategy of the Fund and related principal risk: Mortgage-Related and Other Asset-Backed Securities Risk

•	The material changes in this filing are limited to the addition of Class T shares of the Fund and the disclosure in an appendix to the prospectus (and certain other related disclosure) regarding possible variations in sales load waivers and discounts (the “Template disclosures”) and the change specific to the Fund described above; and

•	The Registrant believes that no area of the filing warrants particular attention.

Information that was not available at the time of the filing will be added in a Rule 485(b) filing prior to the effective date. As the facing sheet indicates, PEA No. 131 is scheduled to become effective sixty (60) days after filing. No fees are required in connection with this filing.

As discussed, a courtesy copy of the comprehensive comparison document (blackline) will be sent to you showing changes made to implement the Template disclosures.

As further discussed, consistent with IM Guidance Update 2016-06, the Amendment will serve as the Template filing (as defined under IM Guidance Update 2016-06) for which the following funds of the Registrant will rely when filing their registration statements under Rule 485(b)(1)(vii) to implement the Template disclosures: Pacific Funds Portfolio Optimization Conservative, Pacific Funds Portfolio Optimization Moderate-Conservative, Pacific Funds Portfolio Optimization Moderate, Pacific Funds Portfolio Optimization Growth, Pacific Funds Portfolio Optimization Aggressive-Growth, Pacific Funds Core Income, Pacific Funds Strategic Income, Pacific Funds Floating Rate Income, Pacific Funds Limited Duration High Income, Pacific Funds High Income, Pacific Funds Diversified Alternatives, Pacific Funds Large-Cap, Pacific Funds Large-Cap Value, Pacific Funds Small/Mid-Cap, Pacific Funds Small-Cap, Pacific Funds Small-Cap Value and Pacific Funds Small-Cap Growth (the “Replicate filings” as defined under IM Guidance Update 2016-06).

Consistent with IM Guidance Update 2016-06 and in connection with its request for Template filing relief to implement the Template disclosures for certain of its other funds, the Registrant states the following:

•	The Template disclosure changes in the Template filing are substantially identical to disclosure changes that will be made in the Replicate filings;

•	The Replicate filings will incorporate changes made to the disclosure included in the Template filing to resolve any staff comments thereon; and

Pacific Fund Series Trust – Request for Selective Review

February 8, 2017

•	The Replicate filings will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b) of the Securities Act.

If you have any questions or further comments regarding this matter, please contact me.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP (w/o attachment)